February 5, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Anuja A. Majmudar

Re:	Apollo Strategic Growth Capital II
Registration Statement on Form S-1
Filed January 6, 2021, as amended
File No. 333-251920

Dear Ms. Majmudar:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Apollo Strategic Growth Capital II that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 3:00 p.m. Washington D.C. time on February 9, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that approximately 1,762 copies of the Preliminary Prospectus dated February 3, 2021 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Ravi Raghunathan
	Name:	Ravi Raghunathan
	Title:	Managing Director

By:	/s/ Brandon Sun
	Name:	Brandon Sun
	Title:	Director

[Signature Page to Acceleration Request]